UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2018

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Amira Nature Foods, Ltd and its subsidiaries are referred to herein as the “Company”

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-219645 and Form S-8 Registration Statements File Nos. 333-184408 and 333-219646, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Other Events

Amira receives license to convert land use from factory to residential allowing for monetization

On January 23, 2018, AMIRA PURE FOODS PRIVATE LIMITED (“Amira India”) the Company’s subsidiary received approval of a license from the Directorate of Town & Country Planning of Haryana India to monetize 9 acres of its 17 wholly owned acres of real estate property currently used as factory to residential use. Amira India applied for the license early last year for all 17 acres, and the license for the remaining 8 acres is pending. As previously disclosed, and in connection with the receipt of the license, Amira India will begin the planned process of re-locating its existing manufacturing facility to a new location. Amira’s existing manufacturing facility was opened in 1996 in what, at that time, was a primarily an agricultural area. Today the manufacturing facility is in a residential area surrounded by multi-story apartment buildings. The Company believes that the re-location of the facility will allow it to improve operational effectiveness and flexibility, provide the opportunity to reduce operating costs, and realize what the Company believes is significant unrealized value by converting its owned real-estate from commercial to residential use. The Company is currently exploring options to maximize the value of this owned real estate asset.

The conversion of the real-estate asset from factory to residential will require the Company’s existing lenders to amend and/or refinance their existing debt to include the repurposed collateral. The Company has begun those discussion with existing lenders. There can be no assurance the existing lenders will agree to amend or refinance the existing debt on terms acceptable to the Company, and the Company may need to seek additional sources of financing. The Company is actively considering its options with regards to financing.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to restructure our existing debt obligations;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to develop our real property for residential use;
•	our ability to protect our intellectual property rights;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	the continued application of the proceeds from our initial public offering (“IPO”);
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2018

AMIRA NATURE FOODS LTD

By: /s/ Varun Sethi

Name:  Varun Sethi

Title:    Chief Financial Officer